Exhibit 99

News

RiT TECHNOLOGIES RECEIVES NOTIFICATION FROM
THE NASDAQ CAPITAL MARKET

Tel Aviv, Israel – December 11, 2007 – RiT Technologies (NASDAQ: RITT) today announced that on December 6, 2007, the Company received a Nasdaq Staff Deficiency Letter indicating that, for the last 30 consecutive business days, the bid price of the Company’s ordinary shares has closed below the minimum $1.00 per share required for continued listing on The Nasdaq Capital Market set forth in Nasdaq Marketplace Rule 4320(e)(2)(E)(ii) (the “Rule”).

In accordance with the Rule, the Company will be provided 180 calendar days, or until June 3, 2008, to regain compliance. Compliance is achieved if, at anytime prior to June 3, 2008, the bid price of the Company’s ordinary shares closes at $1.00 per share or more for at least 10 consecutive business days. If the Company does not regain compliance with Nasdaq Marketplace Rule 4450(a)(5) by June 3, 2008, Nasdaq’s staff will notify the Company in writing that its securities will be delisted.

If compliance with this Rule cannot be demonstrated by June 3, 2008, Nasdaq’s Staff will determine whether the Company meets The Nasdaq Capital Market initial listing criteria in Marketplace Rule 4320(e), except for the bid price requirement. If it meets the initial listing criteria, Staff will notify the Company that it has been granted an additional 180 calendar day compliance period. If the Company is not eligible for an additional compliance period, Staff will provide written notification that the Company’s securities will be delisted. At that time, the Company may appeal Staff’s determination to delist its securities to a Listing Qualifications Panel. The 180 day period relates exclusively to the bid price deficiency.

About RiT Technologies
RiT is a leading provider of physical network infrastructure control and management solutions. Deployed in the networks of many of the world’s largest carriers and enterprises, its pioneering, fast-ROI products have proven their ability to simplify service deployment and provisioning, enhance troubleshooting accuracy, reduce infrastructure maintenance costs, enhance physical layer security and enable cost-effective service qualification and verification.

RiT is a member of the RAD group, a world leader in communications solutions. For more information, please visit our website: www.rittech.com

News

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate”, “forecast”, “target” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Simona Green
VP Finance
+972-3-766-4249
simonag@rit.co.il

RiT Technologies Ltd